Filed pursuant to Rule 424(b)(7)
SEC File No. 333-139827
PROSPECTUS SUPPLEMENT NO. 4
(To Prospectus dated January 5, 2007)
1,024,133 Shares
BioMed Realty Trust, Inc.
Common Stock
Issuable upon Exchange of BioMed Realty, L.P. 4.50% Exchangeable Senior Notes due 2026

     This prospectus supplement no. 4 supplements and amends the prospectus dated January 5, 2007, relating to the resale from time to time by certain selling stockholders of shares of our common stock that may be issued upon the exchange or redemption of BioMed Realty, L.P.’s 4.50% Exchangeable Senior Notes due 2026.
     You should read this prospectus supplement no. 4 in conjunction with the prospectus. This prospectus supplement no. 4 is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement no. 4 is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement no. 4 supersedes information contained in the prospectus.
     Selling stockholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to the prospectus and any accompanying prospectus supplement any or all of the shares of our common stock which we may issue upon the exchange or redemption of the notes.
     The following table sets forth information, as of November 13, 2007, with respect to the selling stockholders and the number of shares of our common stock that would become beneficially owned by each stockholder should we issue our common stock to such selling stockholder that may be offered pursuant to this prospectus upon the exchange or redemption of the notes. The information is based on information provided by or on behalf of the selling stockholders. The selling stockholders may offer all, some or none of the shares of our common stock which we may issue upon the exchange or redemption of the notes. Because the selling stockholders may offer all or some portion of such shares of our common stock, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of any of these sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or shares of our common stock since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.
     The number of shares of our common stock issuable upon the exchange or redemption of the notes shown in the table below assumes exchange of the full amount of notes held by each selling stockholder at the maximum exchange rate of 31.7561 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. This exchange rate is subject to adjustment in certain events. Accordingly, the number of shares of our common stock issued upon the exchange or redemption of the notes may increase or decrease from time to time. The number of shares of our common stock owned by the other selling stockholders or any future transferee from any such holder assumes that they do not beneficially own any shares of common stock other than the common stock that we may issue to them upon the exchange or redemption of the notes.
     Based upon information provided by the selling stockholders, none of the selling stockholders identified below nor any of their affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years, with the exception of Wachovia Securities International Ltd., an affiliate of which acted as an initial purchaser in the original issuance of the notes on September 25, 2006 and has performed investment banking, commercial banking and advisory services for us and our affiliates in the ordinary course of business, including in connection with our follow-on common stock offerings in June 2005, May 2006 and August 2006 and our preferred stock offering in January 2007, and an affiliate of which is also a lender under some of our credit facilities.

     To the extent any of the selling stockholders identified below are broker-dealers, they may be deemed to be, under interpretations of the staff of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act.

	Number	Percentage		Number	Percentage
	of Shares	of Shares	Number	of Shares	of Shares
	Beneficially	Beneficially	of Shares	Beneficially	Beneficially
	Owned Prior to	Owned Prior to	Offered	Owned After	Owned After the
Name	the Offering	the Offering(1)	Hereby	the Offering(2)	Offering(1)(2)
DBAG London(3)	785,963	1.2%	785,963	—	*
Wachovia Securities International Ltd.(4)	238,170	*	238,170	—	*
Total	1,024,133	1.6	1,024,133	—	*

*	Less than 1%.

(1)	Based on a total of 65,465,839 shares of our common stock outstanding as of November 13, 2007.

(2)	Assumes the selling stockholder sells all of its shares of our common stock offered pursuant to this prospectus.

(3)	DBAG London is a subsidiary of Deutsche Bank Securities Inc., a publicly held entity and registered broker-dealer.

(4)	Wachovia Securities International Ltd. is a subsidiary of Wachovia Corporation, a publicly held entity, and an affiliate of Wachovia Capital Markets, LLC, a registered broker-dealer.
     You should consider the risks that we have described in “Risk Factors” beginning on page 2 of the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before investing in our securities.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement no. 4. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement no. 4 is November 13, 2007.

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